UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

February 5, 2026

Marine Products Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-16263	58-2572419
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 Buford Highway NE, Suite 300, Atlanta, Georgia 30329
(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (404) 321-7910

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 par value	MPX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 5, 2026, Marine Products Corporation, a Delaware corporation (“Marine Products”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among MasterCraft Boat Holdings, Inc., a Delaware corporation (“MasterCraft”), Titan Merger Sub 1, Inc., a Delaware corporation and a wholly owned, direct subsidiary of MasterCraft (“Merger Sub I”), Titan Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned, direct subsidiary of MasterCraft (“Merger Sub II”), and Marine Products.

The Merger Agreement, among other things, provides for the combination of MasterCraft and Marine Products in a stock-and-cash transaction whereby (i) Merger Sub I will merge with and into Marine Products (the “First Merger”), with Marine Products surviving the First Merger as a direct wholly owned subsidiary of MasterCraft, and (ii) immediately following the First Merger, Marine Products will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of MasterCraft. The transactions contemplated by the Merger Agreement, including the Mergers, are referred to herein as the “Transactions” and the consummation of the Transactions is referred to herein as the “Closing”.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”), each share of Marine Products common stock, par value $0.10 per share (“Marine Products Common Stock”), will be converted into the right to receive 0.232 shares (the “Stock Consideration”) of MasterCraft common stock, par value $0.01 per share (“MasterCraft Common Stock”) and $2.43 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

Treatment of Marine Products Equity Awards

Immediately prior to the First Effective Time, each outstanding Marine Products restricted stock award (“RSAs”) will accelerate and vest in full and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration, except that RSAs awarded in 2026 and held by employees who continue with the combined company following the Closing (the “Assumed RSAs”) will convert into MasterCraft RSAs, with the same time-vesting restrictions as the existing RSAs, provided that the Assumed RSAs will also include double-trigger change-in-control vesting provisions following the Mergers. In addition, each unvested Marine Products performance stock unit (“PSU”) with an incomplete performance period as of the Closing will vest based on “target” performance and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration, while each unvested Marine Products PSU with a completed performance period as of the Closing will vest based on “actual” performance and be treated in the same manner as shares of Marine Products Common Stock for purposes of receiving the Merger Consideration.

Governance Matters

Under the terms of the Merger Agreement, prior to, and conditioned upon the occurrence of, the First Effective Time, MasterCraft will take all actions necessary to increase the size of the board of directors of MasterCraft (the “MasterCraft Board”) from seven members to ten members, and to add Timothy Rollins, Callum Macgregor and Steven Lewis to the MasterCraft Board.

No-Shop Restrictions

The Merger Agreement contains customary “no shop” restrictions on the ability of MasterCraft, Marine Products, and their respective representatives to, among other things, solicit alternative acquisition proposals, to furnish information to, and to participate in discussions or negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision.

Termination and Fees

The Merger Agreement may be terminated under certain customary circumstances, including by either MasterCraft or Marine Products if the Mergers are not completed by August 5, 2026, which may be extended to November 5, 2026 under certain circumstances. The Merger Agreement also provides for certain termination rights for each of MasterCraft and Marine Products, and that, upon termination of the Merger Agreement, MasterCraft or Marine Products, as the case may be, will pay to the other party a termination fee equal to $11.6 million in cash under certain specified circumstances, including relating to changes of recommendation by the board of directors of such party or the termination of the Merger Agreement by such party in order to enter into a definitive agreement with respect to a “superior proposal”.

Closing Conditions

The completion of the Mergers is subject to customary closing conditions, including, but not limited to: (i) the approval of the Merger Agreement by the affirmative vote of the holders of a majority in voting power of the outstanding Marine Products Common Stock entitled to vote thereon, (ii) the approval of the issuance of shares of MasterCraft Common Stock to be issued in the First Merger by the affirmative vote of the holders of a majority in voting power of the outstanding MasterCraft Common Stock present in person or by proxy and entitled to vote thereon at a meeting of MasterCraft stockholders, (iii) the absence of any injunction or order by any court or other governmental entity restraining, enjoining, preventing or otherwise prohibiting the consummation of the Mergers, (iv) the shares of MasterCraft Common Stock to be issued in the First Merger being approved for listing on the Nasdaq, (v) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of MasterCraft Common Stock to be issued in the First Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”), (vi) the expiration or termination of the waiting period (and any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (vii) the absence of a material adverse effect with respect to each of MasterCraft and Marine Products.

Stock Exchange Delisting; Deregistration

In connection with the consummation of the Mergers, the Marine Products Common Stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Other Terms of the Merger Agreement

MasterCraft and Marine Products have each made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the First Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a form of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about MasterCraft, Marine Products or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of MasterCraft, Marine Products or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by MasterCraft. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about MasterCraft or Marine Products and their respective subsidiaries that MasterCraft includes in reports, statements and other filings it makes with the SEC.

Voting Agreement

Concurrently with the execution of the Merger Agreement, on February 5, 2026, MasterCraft entered into a voting agreement (the “Voting Agreement”) with Marine Products and certain stockholders of Marine Products (the “Specified Stockholders”). Pursuant to the Voting Agreement, each of the Specified Stockholders has agreed, among other things, to vote, or cause to be voted, all of the shares of Marine Products Common Stock beneficially owned by such Specified Stockholder in favor of the adoption of the Merger Agreement and against any Marine Products alternative acquisition proposal, in each case, subject to certain conditions.

As of the date of the Merger Agreement, the Specified Stockholders collectively held approximately 69.1% of the total voting power of the outstanding shares of Marine Products Common Stock. The obligations of the Specified Stockholders are subject to a cap if the aggregate voting power of the covered shares would exceed 35% following a recommendation change by the Marine Products Board, in which case voting obligations are reduced pro rata to the cap and shares not subject to the agreement may be voted at the Specified Stockholders’ discretion. The Voting Agreement also contains restrictions on, among other things, the transfer of shares of Marine Products Common Stock held by the Specified Stockholders.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being furnished as part of this report:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc., Titan Merger Sub 1, Inc., Titan Merger Sub 2, LLC and Marine Products Corporation*
10.1	Voting Agreement, dated as of February 5, 2026, by and among MasterCraft Boat Holdings, Inc., Marine Products Corporation and certain stockholders identified in an exhibit thereto*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules (or similar attachments) to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the SEC; provided that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules (or similar attachments) so furnished.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K (this “Current Report”) are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause MasterCraft’s, Marine Products’ or the combined company’s actual results, levels of activity, performance, or achievements or those of the boating industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the Merger Agreement; the risk that the conditions to the completion of the Transactions are not satisfied in a timely manner or at all; the possibility that competing offers or transaction proposals may be made; the risks arising from the integration of the MasterCraft and Marine Products businesses; the risk that the anticipated benefits and synergies of the Transactions may not be realized when expected or at all and that the Transactions may not be completed in a timely manner or at all; the risk of unexpected costs or expenses resulting from the Transactions; the risk of litigation related to the Transactions, including resulting expense or delay; the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the Transactions; the risk that the Transactions may have an adverse effect on the ability of MasterCraft and Marine Products to retain key personnel, dealers and suppliers; the risk that the credit ratings of the combined company declines following the Transactions; the risk that the announcement or the consummation of the Transactions has a negative effect on the market price of the capital stock of MasterCraft and Marine Products or on MasterCraft’s and Marine Products’ operating results; the risk of product liability litigation or government or regulatory action, including related to product liability claims; the risk of product efficacy or safety concerns resulting in product recalls or regulatory action; risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where MasterCraft and Marine Products operate and the resulting negative impacts on each company’s supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of MasterCraft’s and Marine Products’ raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including dealers, suppliers and financial institutions with which MasterCraft’s and Marine Products’ do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing; changes in customer preferences; severe weather conditions; regional instabilities and hostilities; potential competitive pressures on selling prices for the products of MasterCraft and Marine Products; general economic and political conditions globally and in the markets in which MasterCraft and Marine Products do business; the ability to maintain key dealer relationships, competition, including technological advances, new products, and intellectual property attained by competitors; challenges inherent in new product research and development; uncertainty of commercial success for new and existing products and digital capabilities; challenges to intellectual property protections; the ability of MasterCraft and Marine Products to successfully execute business development strategy and other strategic plans; changes to applicable laws and regulations and other requirements imposed by stakeholders; and changes in behavior and spending patterns of consumers.

These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the SEC on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this Current Report.

Any such forward-looking statements represent estimates as of the date of this Current Report. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Current Report. Marine Products undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the Transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft Common Stock to be issued in the Transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the Transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft Common Stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001638290). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products Common Stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001129155). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 5, 2026		MARINE PRODUCTS CORPORATION

	By:	/s/ Michael L. Schmit
Michael L. Schmit
Vice President and Chief Financial Officer